SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

         1) an announcement of resolutions passed at the tenth meeting of the second session of the board of directors, and 2) an announcement on 2004 interim results, made on August 27, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       China Petroleum & Chemical Corporation

                                                              By: /s/ Chen Ge
                                                                  -----------
                                                              Name: Chen Ge

                                     Title: Secretary to the Board of Directors

Date: August 27, 2004

                               [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
          (a joint stock limited company incorporated in the People's
                  Republic of China with limited liability)
                               (Stock code: 386)

                      Announcement of Resolutions Passed
                            at the Tenth Meeting of
                 the Second Session of the Board of Directors

-------------------------------------------------------------------------------
China Petroleum & Chemical Corporation ("Sinopec Corp.") and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and severally and jointly accept full responsibility for any misrepresentations, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

The Tenth Meeting of the Second Session of the Board of Directors of Sinopec Corp. was held at the Conference Room at the 20th Floor of Sinopec Corp.'s offices on 27 August 2004 and was attended by 7 directors out of 13 directors. Mr Chen Tonghai, Chairman, Mr Wang Jiming, Vice Chairman, Messrs. Zhang Jiaren, Cao Xianghong, Liu Genyuan, Chen Qingtai and Cao Yaofeng, directors, attended the meeting. Messrs. Mou Shuling, Gao Jian, Fan Yifei, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, directors, were unable to attend the meeting due to business engagement. Mr. Mou Shuling appointed and authorised Mr. Cao Xianghong to attend and vote on his behalf. Mr. Gao Jian appointed and authorised Mr. Chen Tonghai, Chairman, to attend and vote on his behalf. Mr. Fan Yifei appointed and authorised Mr. Wang Jiming, Vice Chairman, to attend and vote on his behalf. Messrs. Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai appointed and authorised Mr. Chen Qingtai to attend and vote on their behalf at the meeting. A quorum as set out in the provisions of the Articles of Association was present. The meeting was convened and chaired by Mr Chen Tonghai and, after careful consideration by the directors at the meeting, the following resolutions were passed:

1. The Report on the Performance Review for the First Half of Year 2004 and Work Arrangements for the Second Half of Year 2004 was approved.

2. The Dividend Distribution plan for the First Half of Year 2004 was approved.

     According to the financial statements for the first half of year 2004 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, the audited net profits were RMB15.039 billion and RMB16.151 billion, respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., profits available for distribution to shareholders shall be the lower of the amount as determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards. Based on the amount of RMB15.039 billion, 10% of the net profit (RMB1.504 billion) was transferred to the statutory surplus reserve and another 10% (RMB1.504 billion) was transferred to the statutory public welfare fund, and no transfer to the discretionary surplus reserve was made for the first half of the year. Taking into account the undistributed profits carried forward of RMB19.975 billion, after deducting the final dividend of year 2003 of RMB5.202 billion, profits available for distribution to the shareholders was RMB26.804 billion. On the basis of the total number of issued shares of 86,702,439,000 shares as at 30 June 2004, cash dividend per share declared is RMB0.04 (including tax). The total amount of cash dividend is RMB3.468 billion.

     The interim dividend will be distributed on or before Thursday, 30 September 2004 to the shareholders whose names appear on the register of members of Sinopec Corp. on Monday, 20 September 2004.

3. The financial statements for the first half of year 2004 audited by KPMG Huazhen and KPMG were approved.

4.   The interim report for the first half of year 2004 was approved.

5.   The proposal of adjusting investment plan for year 2004 was approved.

     Sinopec Corp. determines to seize the current opportunity by enhancing investment and speeding up construction progress in key projects. Accordingly, Sinopec Corp. plans to increase its capital expenditure by RMB6.12 billion from RMB50.2 billion to RMB56.32 billion in 2004 (please refer to Sinopec Corp.'s 2004 Interim Report for further details).


                                              By Order of the Board
                                                    Chen Ge
                                         Secretary to the Board of Directors

Beijing, PRC, 27 August 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.

                               [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
          (a joint stock limited company incorporated in the People's
                  Republic of China with limited liability)
                               (Stock code: 386)

                   Announcement of the 2004 Interim Results

Section 1   Important Notice

         1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and the Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

                  This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). The investors should read the interim report for more details.

         1.2 No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

         1.3 Messrs. Mou Shuling, Gao Jian, Fan Yifei, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, Directors of Sinopec Corp., could not attend the tenth meeting of the second session of the Board for reasons of official duties. Mr. Mou Shuling, Director of Sinopec Corp., authorised Mr. Cao Xianghong, Mr. Gao Jian, Director of Sinopec Corp., authorised Mr. Chen Tonghai, Chairman, Mr. Fan Yifei, Director of Sinopec Corp., authorised Mr. Wang Jiming, Vice Chairman and Messrs. Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, Directors of Sinopec Corp., authorised Mr. Chen Qingtai, respectively, to vote on their behalf in respect of the resolutions put forward in the tenth meeting of the second session of the Board.

         1.4 The financial statements for the six-month period ended 30 June 2004 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

         1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in this announcement.

Section 2   Basic Information of Sinopec Corp.

         2.1      Basic Information of Sinopec Corp.


                           SINOPEC           SINOPEC              SINOPEC
          Stock name       CORP              CORP                 CORP                 [Graphic omitted]


          Stock code       0386              SNP                  SNP                  600028

          Place of listing Hong Kong         New York Stock       London Stock         Shanghai Stock
                           Stock Exchange    Exchange             Exchange             Exchange

                                                                  Secretary to the     Representative
                           Authorized Representatives             Board of             on Securities
                                                                  Directors            Matters

          Name             Mr. Wang          Mr. Chen Ge          Mr. Chen Ge          Mr. Huang
                           Jiming                                                      Wensheng

          Address          6A Huixindong Street, Chaoyang District, Beijing, PRC

          Tel                                86-10-64990060

          Fax                                86-10-64990022

          E-mail           ir@sinopec.com.cn/media@sinopec.com.cn


         2.2      Principal accounting data and financial indicators

         2.2.1 Principal accounting data and financial indicators for the first half of 2004 prepared in accordance with the PRC Accounting Rules and Regulations

         2.2.1.1  Principal accounting data and financial indicators


                                                               At 30 June     At 31 December
          Item                                                        2004              2003           Changes
                                                              RMB millions       RMB million               (%)


          Current assets                                           117,062            96,918             20.78
          Current liabilities                                      136,314           120,792             12.85
          Total assets                                             422,925           390,213              8.38
          Shareholders' funds
            (excluding minority interests)                         172,276           162,946              5.73
          Net assets per share (RMB/share)
            (Fully diluted)                                          1.987             1.879              5.73
          Adjusted net assets per share (RMB/share)                  1.961             1.850              6.00


                                                               Six-month periods ended 30 June
          Item                                                        2004              2003           Changes
                                                              RMB millions      RMB millions               (%)

          Net profit                                                15,039             9,765             54.01
          Net profit before non-operating
            profits/losses                                          16,332            10,221             59.79
          Return on net assets (%)
            (Fully diluted)                                           8.73              6.25   2.48 percentage
                                                                                                        points
          Return on net assets (%)
            (Weighted average)                                        8.82              6.24   2.58 percentage
                                                                                                        points
          Earnings per share (RMB/share)
            (Fully diluted)                                          0.173             0.113             53.10
          Earnings per share (RMB/share)
            (weighted average)                                       0.173             0.113             53.10
          Net cash flow from operating activities                   21,694            29,982            (27.64)


         2.2.1.2  Items under non-operating profits and losses

         |x|   applicable       |_| inapplicable


                                                                                              Six-month period
          Items under non-operating profits/losses:                                         ended 30 June 2004
                                                                                                  RMB millions


          Loss on disposal of long-term equity investments                                                   2
          Written back of provisions for impairment losses in previous years                               (80)
          Non-operating expenses:
          (excluding normal provisions on assets provided in accordance
            with the Accounting Regulations for Business Enterprises)                                    2,189
          Of which:   Loss on disposal of fixed assets                                                   1,405
                      Employee reduction expenses                                                          412
                      Donations                                                                             49
          Non-operating income                                                                            (181)
          Tax effect                                                                                      (637)

          Total                                                                                          1,293

         2.2.2 Principal accounting data and financial indicators of the Company for the first half of 2004 prepared in accordance with IFRS


                                                              Six-month periods ended 30 June
          Item                                                        2004              2003           Changes
                                                              RMB millions      RMB millions               (%)


          Operating profit                                          27,339            18,569             47.23
          Net profit                                                16,151            10,727             50.56
          Return on capital employed (%)*                             6.17              4.47   1.70 percentage
                                                                                                        points
          Earnings per share (RMB/share)                             0.186             0.124             50.56
          Net cash flow from operating activities                   19,291            28,649            (32.66)

          * Return on capital employed = operating profit x (1 - income tax rate)/capital employed



                                                                At 30 June   At 31 December
          Item                                                        2004              2003           Changes
                                                              RMB millions      RMB millions               (%)


          Current assets                                           120,102            99,328             20.91
          Current liabilities                                      137,713           122,005             12.87
          Total assets                                             434,937           400,818              8.51
          Shareholders' funds (excluding minority interests)       178,409           167,899              6.26
          Net assets per share (RMB/share)                           2.058             1.937              6.26
          Adjusted net assets per share (RMB/share)                  2.033             1.908              6.55

         2.2.3 Major differences between the PRC Accounting Rules and Regulations and IFRS on net profit and shareholders' funds for the first half of 2004

                  |x| applicable       |_| inapplicable

         2.2.3.1 Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit:


                                                                              Six-month periods ended 30 June
          Item                                                                          2004              2003
                                                                                RMB millions      RMB millions


          Net profit under the PRC Accounting Rules and Regulations                   15,039             9,765
          Adjustments:
            Disposal of oil and gas properties (net of depreciation effect)              879                 -
            Impairment losses on revaluated assets                                       439                 -
            Depreciation of oil and gas properties                                       370             1,270
            Capitalization of general borrowing costs                                    247               203
            Acquisition of Sinopec National Star                                          58                58
            Acquisition of Sinopec Maoming, Xi'an Petrochemical and
              Tahe Petrochemical                                                           -                26
            Revaluation of land use rights                                                 9                 9
            Unrecognized losses of subsidiaries                                         (236)                -
            Pre-operating expenditures                                                   (95)             (100)
            Impairment losses on long-lived assets                                         -                (5)
            Effects of the above adjustments on taxation                                (559)             (499)

          Net profit under IFRS                                                       16,151            10,727



         2.2.3.2 Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds:


                                                                                  At 30 June   At 31 December
                                                                                        2004              2003
                                                                                RMB millions      RMB millions


          Shareholders' funds under the PRC Accounting Rules and
            Regulations                                                              172,276           162,946
          Adjustments:
            Disposal of oil and gas properties                                         2,139             1,260
            Depreciation of oil and gas properties                                    11,255            10,885
            Capitalization of general borrowing costs                                  1,372             1,125
            Acquisition of Sinopec National Star                                      (2,754)           (2,812)
            Revaluation of land use rights                                              (861)             (870)
            Effect of minority interests on unrecognized losses
              of subsidiaries                                                            332                61
            Pre-operating expenditures                                                  (264)             (169)
            Impairment losses on long-lived assets                                      (113)             (113)
            Government grants                                                           (326)             (326)
            Effects of the above adjustments on taxation                              (4,647)           (4,088)

          Shareholders' funds under IFRS                                             178,409           167,899



Section 3 Changes in share capital and shareholdings of the principal shareholders

         3.1      Statement of changes in share capital

                  |_|  applicable         |x|  inapplicable

         3.2      Top ten shareholders and holders of tradable shares

         Total number of shareholders    Total number of shareholders: 302,856
         at the end of the reporting     (of which: domestic holders of A
         period                          shares: 291,585, overseas holders of
                                         H shares: 11,271)

         Top ten shareholders as at 30 June 2004


                                                                   Percentage at the end
                                                                   of the reporting period

                             Increase/decrease                                                                      Nature of
                                    during the   Number of       Among total                                      pledges lock-
                              reporting period   shares held      share-      Nature of              Type of      ups or trusts
     Name of shareholders       (1,000 shares)   (1,000 shares)   holdings %  Shareholders         Shares held    (1,000 shares)


     China Petrochemical
       Corporation                           0  47,742,561          55.06     State-owned shares     Non tradable        0
     ("Sinopec Group Company")
     HKSCC (Nominees) Limited        5,036,626  16,676,244          19.23     H shares               Tradable       Unknown
     China Development Bank                  0   8,775,570          10.12     State-owned shares     Non tradable        0
     China Cinda Asset Management
       Corp.                                 0   8,720,650          10.06     State-owned shares     Non tradable        0
     China Orient Asset Management
       Corp.                                 0   1,296,410           1.50     State-owned shares     Non tradable        0
     Guo Tai Jun An Corp.              (10,428)*   586,760           0.68     State-owned shares     Non tradable  293,380
                                                                                                                   (pledged)
     Qingdao Port Authority                  0      60,000           0.07     A Shares               Tradable            0
     EFUND 50 Securities Investment
       Fund                             51,906      51,906           0.06     A Shares               Tradable            0
     Xinghua Securities Investment
       Fund                             33,190      48,190           0.06     A Shares               Tradable            0
     Xinghe Securities Investment
       Fund                            (15,799)     46,149           0.05     A Shares               Tradable            0
     CITIC Securities Co.,Ltd.          40,985      44,485           0.05     A Shares               Tradable            0


          Top ten shareholders with tradable shares as at 30 June 2004



                                                                                   Number of
                                                                                 shares held         Nature of
          Name of shareholders                                                 (1,000 shares)      Shareholders


          HKSCC (Nominees) Limited                                                16,676,244          H shares

          Qingdao Port Authority                                                      60,000          A shares

          EFUND 50 Securities Investment Fund                                         51,906          A shares

          Xinghua Securities Investment Fund                                          48,190          A shares

          Xinghe Securities Investment Fund                                           46,149          A shares

          CITIC Securities Co.,Ltd.                                                   44,485          A shares

          China Southern Principal Protected Fund                                     40,144          A shares

          China Southern Sustaining Growth Fund                                       39,153          A shares

          Harvest Service Sector Fund                                                 39,087          A shares

          Tian Yuan Securities Investment Fund                                        37,030          A shares

          Explanation for the relationships      Except for Xinghua Securities Investment Fund and
            among the above shareholders         Xinghe Securities Investment Fund both of which belong
            or activities in concert:            to Huaxia Fund Management Co.,Ltd. and China Southern
                                                 Principal Protected Fund, China Southern Sustaining
                                                 Growth Fund and Tian Yuan Securities Investment Fund
                                                 which belong to China Southern Fund Management Co., Ltd.,
                                                 Sinopec Corp. is not aware of any connections among other
                                                 corporate shareholders. Sinopec Corp. is not aware of any
                                                 connections or activities in concert between other
                                                 holders of shares in circulation and is not aware of any
                                                 pledges, lock-ups or trust of shareholdings of holders of
                                                 H Shares.

          * The shares sold by Guo Tai Jun An Corp. were A shares previously purchased on the stock exchanges by Guo Tai Jun An Corp.

                                                                                Name of
                                                                           shareholders         Lock-up period

          Lock-up periods on strategic investors or
            legal person subscribers of placement of new shares                     -                      -




         3.3 Changes of the controlling shareholders and the actual controllers in the reporting period

                  |_| applicable       |x| inapplicable

Section 4. Information about the directors, supervisors and senior management

         4.1 Information about the terms of office of the directors, supervisors and senior management

                  Since Mr. Liu Kegu, the previous director of Sinopec Corp., resigned from the Board of Directors of Sinopec Corp., the China Development Bank, which held 10.12% of Sinopec Corp.'s total share capital, nominated Mr. Gao Jian as the candidate of Sinopec Corp.'s director on 29 April 2004. At the Annual General Meeting for the Year 2003 held on 18 May 2004, Mr. Gao Jian was elected as the member of the Second Session of the Board of Directors of Sinopec Corp.

         4.2 Information about the changes in the shares held by the directors, supervisors and senior management

                  |_| applicable       |x|  inapplicable

                  As at 30 June 2004, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

                  As at 30 June 2004, none of the directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of the Sinopec Corp. or any associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.


Section 5.  Business Review and Prospects and Management's Discussion and
            Analysis

         5.1      Business Review

                  In the first half of 2004, the Chinese government adopted a series of macro-economic control measures, and achieved good results. The national economy maintained an upward momentum of steady growth and GDP rose by 9.7%. Demands for petroleum and petrochemical products continued to grow accordingly. According to the Company's statistics, the apparent domestic consumption of refined oil products (gasoline, diesel and kerosene including jet fuel) in the first half of this year increased by 24.6% over the same period last year whilst the apparent consumption of petrochemical products (in term of ethylene) increased by 15.59%.

                  In the first half of 2004, prices of international crude oil fluctuated at a high level. Refining margin was improved and the chemical industries were in the rising trend of a new cycle. The Company closely monitored the changes in the domestic and overseas market of crude oil and petrochemical products, and responsively adopted effective operation measures, actively explored the market, optimised resources, rationalised structures, and maximised operation volume. As a result, the oil and gas production increased steadily, oil refining and petrochemical facilities operated at a high utilisation rate, the sales of refined oil products increased significantly and marketing structures were further optimised. At the same time, the Company further enhanced the internal reform, streamlised the assets portfolio and reinforced internal control. As a result of the joint efforts made by all the employees together with the Company, the Company achieved remarkable operating results.

                  According to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB 265.71billion, up by 36.4% over the first half of 2003. The Company's net profit was RMB 15.04 billion, up by 54.0% over the first half of 2003. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB 0.17. According to the International Financial Reporting Standards, turnover and other operating revenues amounted to RMB 275.44 billion, up by 34.1% over the first half of 2003. Profit attributable to shareholders was RMB
                  16.15 billion, up by 50.6% over the first half of 2003. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB 0.19.

                  The Board of Directors has decided to distribute an interim dividend of RMB 0.04 per share for the first half of 2004, which is equivalent to RMB 4.00 per ADS.

         5.1.1    Production and Operation

         (1)      Exploration and production segment

                  In the first half of 2004, the average international crude oil price increased significantly compared with the same period last year. The Platt's global Brent spot price averaged USD 33.65 per barrel, up by 16.9% over the first half of 2003. Domestic prices of crude oil generally followed the trend in the international market. However, as there is a one-month time lag of domestic crude oil prices behind the international crude oil prices and the increase in international benchmarked prices for the Company's self-produced oil was not significant, the average crude price realised by the Company during the first half of 2004 was USD 29.62 per barrel, up by 2.5% over the same period last year.

                  In the first half of 2004, the Company achieved good results in exploration, development and production of crude oil and natural gas.

                  In exploration, the Company optimised exploration plan and profile of oil and gas reserves by taking the zone exploration as the main objective and the discovery of qualified proven reserves as the primary goal. New blocks in Tahe oilfield and deep layers in Jiyang trough demonstrated good indications of oil and gas reserves, and sound results were achieved in exploration in mature fields in eastern China. Important progress was achieved in the natural gas exploration blocks such as in northeastern Sichuan. Exploration wells in 6 key blocks in Ordos, Shengli, Zhongyuan, etc. obtained commercial oil and gas flow. In addition, oil and gas were discovered in a number of major exploration wells in the new blocks in western China. In the first half of 2004, the newly added proved geological reserves of crude oil amounted to approximately 133 million tonnes, whilst the newly added geological reserves of natural gas was approximately 62.3 billion cubic meters.

                  In development, the Company aimed to optimise its development plans and improve the quality of production capacity build-up. In the first half of 2004, newly developed production capacity of crude oil and natural gas reached 2.29 million tonnes per year and 415 million cubic meters per year, respectively.

                  In production, the Company seized the opportunity of high crude oil prices and carefully arranged oil and gas production. The Company exercised comprehensive management over its existing oilfields and consolidated its foundation for stable output, and the production of oil and gas increased steadily.

               Summary of Operations of Exploration and Production Segment


                                                                       Six-month periods
                                                                         ended 30 June                 Changes
                                                                      2004              2003               (%)


               Crude oil production (million barrels)                  135.85          133.72              1.59

               Natural gas production (billion cubic feet)             100.06           90.71             10.31

               Newly added proved oil reserves (million barrels)       124.40          115.80              7.43

               Newly added proved gas reserves (billion cubic feet)    872.74          276.80            215.30

               Proved oil reserves at the end of the reporting
                 period (million barrels)                            3,245.73        3,302.00             (1.70)

               Proved gas reserves at the end of the reporting
                 period (billion cubic feet)                         3,660.30        3,515.00              4.13

               Note: Crude oil production is converted at 1 tonne = 7.1
                     barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

         (2)      Refining segment

                  In the first half of 2004, in response to the significant growth of demand in the domestic market, the Company made careful arrangement so as to ensure a safe, stable, sustained, optimal and full load operation of its facilities. The Company also made serious effects in increasing the processing volume of crude oil. In addition, the Company optimised the allocation of crude oil resources, further increased the processing volume of sour crude, optimised logistics and reduced production costs. The Company also optimised product mix, increased production of diesel and high value-added products and improved profitability. Furthermore, the Company enhanced its management over the operation of production facilities, and further improved major economic and technical indicators for oil refining, such as light product yield and refining yield.

               Summary of Operations of Refining Segment


                                                                       Six-month periods
                                                                         ended 30 June                 Changes
                                                                      2004              2003               (%)


               Crude processing volume (million tonnes)              64.98             54.70             18.79
                 Of which:  Sour crude processing volume
                            (million tonnes)                         13.39             10.64             25.85

               Refinery utilisation (%)                              91.57             83.30   8.27 percentage
                                                                                                        points
               Gasoline, diesel oil and kerosene
                 (including jet fuel) production (million tonnes)    39.17             32.59             20.19
                 Of which:  Gasoline (million tonnes)                11.42             10.25             11.41
                            Diesel oil (million tonnes)              24.72             19.89             24.28
                            Kerosene (including jet fuel)
                              (million tonnes)                        3.03              2.45             23.67
               Chemical feedstock (million tonnes)                    8.92              8.23              8.38
               Light product yield (%)                               74.06             73.97   0.09 percentage
                                                                                                         point
               Refining yield (%)                                    93.10             93.07   0.03 percentage
                                                                                                         point

               Notes:

               1. The data of the first half of 2003 and the first half of 2004 in this table includes that of Xi'an Petrochemical and Tahe
                  Petrochemical

               2. Crude processing volume is converted at 1 tonne = 7.35 barrels.


         (3)      Marketing and distribution segment

                  In the first half of 2004, the Company closely monitored the changes of the market, optimised logistics and marketing structure. Sales volume of refined oil products increased significantly together with a steady expansion of market share. The Company actively expanded and optimised the marketing network of refined oil products, and rationalised network layout and product logistics. In the first half of 2004, the Company's total domestic sales volume of refined oil products was up by 29.09% over the same period last year, and the volumes of retail and direct sales were up by 40.89% and 38.15%, respectively, over the same period last year. Retail and direct sales volume, as a percentage of the Company's total domestic sales volume of refined oil products increased to 76.2% from 70.2% in the same period last year. In order to meet the domestic demand for refined oil products and to maintain a balance in product mix, the Company reduced the export volume of its refined oil products. In the first half of 2004, total export volume of refined oil products was
                  1.85 million tonnes, representing a decrease of 43.5% from the first half of 2003.

                  Summary of Operations of Marketing and Distribution Segment


                                                                       Six-month periods
                                                                         ended 30 June                 Changes
                                                                      2004              2003               (%)


               Total domestic sales of refined oil products
                 (million tonnes)                                    45.49             35.24             29.09
                 Of which:  Retail volume (million tonnes)           25.12             17.83             40.89
                            Direct sales volume (million tonnes)      9.56              6.92             38.15
                            Wholesale volume (million tonnes)        10.81             10.49              3.05
               Average annual throughput per petrol station
                 (tonne/station)                                     1,986             1,612             23.20
               Total number of petrol stations                      30,682            29,425              4.27
                 Of which:  Number of self-operated petrol
                              stations                              25,306            24,128              4.88
                            Number of franchised petrol stations     5,376             5,297              1.49


                  In March 2004, Sinopec won the exclusive entitlement of Sinopec Formula 1 Grand Prix China, which is another initiative of the Company's international branding strategy. The Company will make the best use of the cooperation with Formula 1 to promote the overall value of Sinopec's branding.

         (4)      Chemicals segment

                  In the first half of 2004, the global chemicals sector was in a new round of an upturn cycle. Prices of chemical products increased significantly, and demand in the domestic chemical market continued to grow. The Company's average price of synthetic resin, synthetic rubber, synthetic fiber, and monomers and polymers for synthetic fiber increased by 27.7%, 15.9%, 16.2% and 21.3% respectively over the first half of 2003. The Company seized the favorable opportunities and maintained operation of its chemical facilities at full load. As a result, production of major chemical products increased significantly, among which, production of synthetic resin, synthetic fiber, and synthetic rubber were up by 10.95%, 7.19%, and 13.79% respectively over the first half of 2003. In addition, the chemical product mix was improved and the portion of high value-added products such as performance compound of synthetic resin and differential fiber was further increased. The marketing model of the newly established Acrylic Fibre Sales Company achieved good results.

                  Production of Major Petrochemical Products


                                                                                        Unit: thousand tonnes

                                                                       Six-month periods
                                                                         ended 30 June                 Changes
                                                                      2004              2003               (%)


               Ethylene                                              1,863             1,724              8.06
               Synthetic resin                                       2,806             2,529             10.95
                 Of which:    Performance compound resins            1,478             1,246             18.62
               Synthetic fiber                                         641               598              7.19
                 Of which:    Differential fiber                       289               241             19.92
               Synthetic fiber monomers and polymers                 2,443             2,133             14.53
               Synthetic rubber                                        297               261             13.79
               Urea                                                  1,322             1,154             14.56

               Note: The production of chemical products in the first half of
                     2003 and the first half of 2004 includes that of Maoming
                     Ethylene.


         5.1.2    Cost-reduction

                  In the first half of 2004, the Company adopted a series of measures to reduce costs: optimising the allocation of resources and logistics to reduce transportation costs, increasing the processing volume of sour crude to reduce procurement costs of crude oil, and further optimising the operation of facilities to cut down material and energy consumption. In the first half of 2004, the Company reduced its costs by a total of RMB 1.43 billion. The breakdown is as follows: RMB 250 million from the Exploration and Production Segment, RMB 380 million from the Refining Segment, RMB 400 million from the Marketing and Distribution Segment and RMB 400 million from the Chemicals Segment. In addition, the Company further carried out measures aiming at improving efficiencies through staff reduction during the first half of this year, and a total of about 8,000 employees were voluntarily terminated.

         5.1.3    Capital expenditure

                  In the first half of 2004, the Company's total capital expenditure was RMB 25.82 billion. The capital expenditure in the Exploration and Production Segment totaled RMB 10.07 billion. The layout of the addition of oil and gas reserves and production and the profile of oil and gas has been adjusted, and the sequence structure of the three class reserves of crude oil and gas was improved. The newly added production capacity of crude oil was 2.29 million tonnes per year, while the newly added production capacity of natural gas reached 415 million cubic meters per year. The capital expenditure in the Refining Segment was RMB 4.10 billion. A number of major projects were ahead of schedule:
                  Ningbo-Shanghai-Nanjing crude oil pipeline and Tianjin-Yanshan crude oil pipeline were put into operation, revamping projects in Gaoqiao Petrochemical, Jinling Petrochemical, Yangzi Petrochemical, Xi'an Petrochemical and Tahe Petrochemical proceeded smoothly. The capital expenditure for the Chemicals Segment was RMB 2.94 billion, the second round of ethylene facility revamping project in Qilu Petrochemical will be commissioned in the second half of this year. The capital expenditure for the Marketing and Distribution Segment was RMB 8.61 billion, the construction of refined oil product pipeline in southwest China is progressing smoothly, the construction and acquisition of petrol stations in key areas achieved remarkable results, which consolidated the Company's marketing and distribution network. The capital expenditure for Corporate and Others amounted to RMB 94 million.

                  In addition, the joint venture projects such as Shanghai Secco proceeded smoothly and the total capital expenditure incurred by the Company for these joint ventures was RMB 3.37 billion.

         5.2 Principal Operations categorized by business segments and the status of the connected transactions

                  The following table shows the principal operations categorized by business segments and the details of the connected transactions, including income from principal operations and cost of principal operations for each business segment which are extracted from Sinopec Corp.'s financial statements prepared under the PRC Accounting Rules and
                  Regulations:


                                                                                 Increase/    Increase/
                                                                                decrease of   decrease of        Increase/
                                                                                income from     cost of           decrease
                                                                                 principal    principal of      gross profit
                                                                                operations    operations        ratio compared
                                                                                 compared      compared          to the same
                                        Income from    Cost of        Gross     to the same  to the same          period of
          Categorised by                 principal    principal       profit    period of     period of         preceding year
          business segments              operations  operations       ratio*    preceding     preceding         (percentage
                                        RMB millions RMB millions       (%)      year (%)      year (%)            point)


          Exploration and production         33,692      15,574       47.96        5.08         (1.31)            0.09
          Refining                          158,890     145,154        8.52       24.52         23.05             1.03
          Chemicals                          55,740      45,398       18.55       42.40         27.76             9.33
          Marketing and distribution        157,873     138,640       12.18       41.13         41.39            (0.16)
          Others                             35,108      34,763        0.98       23.34         23.08             0.21
          Elimination of
            inter-segment sales            (175,594)   (173,431)        N/A         N/A          N/A               N/A
          Total                             265,709     206,098       22.43       36.37         35.32             0.60
          Of which: connected transactions   22,001      19,525       11.25       71.77         80.83            (4.45)
          Pricing policy for              (1)  Government-prescribed prices and government-guided prices are adopted
          connected transactions               for products or projects if such prices are available;
                                          (2)  Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply;
                                          (3)  Where none of the above is applicable, the price will be decided based on the reasonable cost incurred plus sales taxes and reasonable profit. Reasonable cost means the average production cost of products by the same type of enterprises within regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than 6% of the cost incurred based on the current interest rate level set by the government.

          Of which:  during the reporting period, the total amount of connected transactions of the principal products sold from the Company to Sinopec Group Company was RMB
                     12.878 billion.

          * Gross profit ratio = profit from principal operations/income from principal operations


         5.3      Principal operations in different regions

                  |_| applicable       |x|  inapplicable

         5.4      Other operating activities with major influences on net profit

                  |_| applicable       |x|  inapplicable

         5.5 Operations of equity subsidiaries (applicable to circumstances when the return on investment is more than 10% of the listed company's net profit)

                  |_| applicable       |x|  inapplicable

         5.6 Reasons of material changes in the principal operations and their structure

                  |_| applicable       |x|  inapplicable

         5.7 Reasons of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

                  |x| applicable       |_|  inapplicable

                  Please refer to section 5.8.

         5.8 Reasons of changes in profit composition as compared to that in the preceding year

                  |x| applicable       |_| inapplicable

                  The financial information presented in this section are derived from the Company's audited financial statements that have been prepared in accordance with IFRS.

                  In the first half of 2004, the Company's turnover and other operating revenues were RMB 275.4 billion and operating profit was RMB 27.3 billion, respectively, representing an increase of 34.1% and 47.2%, respectively, over those in the first half of 2003. These changes are largely attributable to the fact that the Company timely took the opportunities of the rapid growth of domestic GDP and high prices of petrochemical products, further expanded resources and market, increased processing volume of crude oil and production of ethylene, reinforced management, deepened corporate reforms, rationalised asset portfolio, and realised satisfactory results.

         5.8.1    Turnover and other operating revenues

                  In the first half of 2004, the Company's turnover and other operating revenues were RMB 275.4 billion. Of which, turnover was RMB 265.7 billion, up by 34.5% from that in the first half of 2003. This was mainly due to the fact that in the first half of 2004, prices of crude oil, petroleum products and chemical products all increased in the global market, and the Company seized the market opportunity to increase its refining throughput and sales volume of its refined products. As a result, the Company's sales volume of major petrochemical products increased significantly. The Company's other operating revenues was RMB 9.7 billion, up by 26.1% from that in the first half of 2003. This was mainly due to the increase of sales revenue from its sale of raw and auxiliary materials and other products and services to China Petrochemical Corporation and its subsidiaries (excluding the Company) ("Sinopec Group") and to third parties.

                  The following table lists the Company's principal external sales volume and average realised prices, and changes between the first half of 2004 and the first half of 2003:


                                                    Sales Volume                           Averaged Realised Prices
                                                  (thousand tonnes)                (RMB/tonne, RMB/thousand cubic meters)
                                                 Six-month periods                   Six-month periods
                                                   ended 30 June        Changes        ended 30 June       Changes
                                                 2004        2003         (%)        2004       2003         (%)


          Crude oil                              3,019       3,304        (8.6)      1,679      1,559         7.7
          Natural gas (million cubic meters)     1,767       1,617         9.3         601        596         0.8
          Gasoline                              13,266      10,779        23.1       3,580      3,318         7.9
          Diesel                                29,096      22,025        32.1       3,044      2,823         7.8
          Kerosene                               2,633       2,118        24.3       2,710      2,495         8.6
          Synthetic fiber monomer and polymer    1,203       1,038        15.9       7,489      6,172        21.3
          Synthetic resin                        2,376       2,238         6.2       7,360      5,764        27.7
          Synthetic fiber                          679         629         7.9      10,728      9,231        16.2
          Synthetic rubber                         299         261        14.6       9,301      8,024        15.9
          Chemical fertilizer                    1,287       1,040        23.8       1,327      1,185        12.0


                  Most of crude oil and a small portion of natural gas produced by the Company were internally used for its refining and chemical production. The remaining was sold to the refineries owned by Sinopec Group and other customers. In the first half of 2004, external sales revenues of crude oil and natural gas amounted to RMB 7.4 billion, up by 4.1% over the first half of 2003, accounting for 2.7% of the Company's turnover and other operating revenues.

                  The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of refined oil products and other refined petroleum products) to third parties. In the first half of 2004, the aggregate external sales revenues of petroleum products by these two segments were RMB 188.5 billion, up by 38.1% over in the first half of 2003 and accounting for 68.4% of the Company's turnover and other operating revenues. The sales revenues of gasoline and diesel increased by 39.0% from that in the first half of 2003 to RMB 136.1 billion, accounting for 72.2% of the total sales revenues of petroleum products.

                  In the first half of 2004, the Company's external sales revenues of chemical products were RMB 50.9 billion, up by 33.6% over the first half of 2003, accounting for 18.4% of its turnover and other operating revenues.

         5.8.2    Operating expenses

                  In the first half of 2004, the Company's operating expenses were RMB 248.1 billion, up by 32.8% over the first half of 2003. The operating expenses mainly consisted of the following:

                  Purchased crude oil, products, and operating supplies and expenses

                  The Company's purchase of crude oil, products and operating supplies and expenses were RMB 197.1 billion, up by 36.5% over the first half of 2003, accounting for 79.5% of the operating expenses, of which:

                  Purchase of crude oil was RMB 102.8 billion, up by 35.1% over the first half of 2003, accounting for 41.5% of the total operating expenses.

                  To meet the increasing demands resulting from the rapid growth of the Chinese economy, the Company increased its refining throughput. In the first half of 2004, the Company's refining throughput was 63.26 million tonnes (excluding amounts processed for third parties), representing an increase of 15.67%, compared with that in the first half of 2003. The Company's average cost for crude oil was RMB 2,098 per tonne, representing an increase of 10.8% compared with that in the first half of 2003.

                  In the first half of 2004, the Company's other purchasing expenses were RMB 94.3 billion, up by 38.1% over the first half of 2003, accounting for 38.0% of the total operating expenses. This increase was mainly due to the increased costs of outsourced refined oil products and chemical feedstock.

                  Selling, general and administrative expenses

                  In the first half of 2004, the Company's selling, general and administrative expenses were RMB 14.2 billion, up by 24.4% over the first half of 2003. This increase was mainly due to:

                  o Sales expenses, such as the costs of transportation, and other service charges, supporting units etc. increased by RMB 1.2 billion, as a result of the increase in the sales volume of refined oil products and the increased proportion of retail and direct sales in total sales volume of refined oil products.

                  o Expenses in maintenance increased by RMB 400 million.

                  o Operating lease rentals increased by (inclusive land lease expenses) RMB 400 million.

                  o Expenses in advertising increased by RMB 300 million.

                  o Expenses in research and development increased by RMB 200 million.

                  Depreciation, depletion and amortization

                  In the first half of 2004, the Company's depreciation, depletion and amortization were RMB 14.8 billion, up by 14.1% over the first half of 2003. The increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

                  Exploration expenses

                  In the first half of 2004, the Company's exploration expenses were RMB 2.5 billion, representing a decrease of 11.1% compared with that in the first half of 2003.

                  Personnel expenses

                  In the first half of 2004, the Company's personnel expenses were RMB 8.3 billion, which was flat with that in the first half of 2003

                  Employee reduction expenses

                  The Company incurred approximately RMB 412 million of staff reduction expenses for approximately 8,000 employees who voluntarily left the Company in the first half of 2004.

                  Taxes other than income tax

                  In the first half of 2004, the Company's taxes other than income tax were RMB 7.8 billion, up by 25.6% over the first half of 2003. The increase was mainly attributable to the increase of consumption tax and surcharges as a result of the increase in sales volume of gasoline and diesel of the Company.

                  Other operating expenses, net

                  In the first half of 2004, the Company's other operating expenses (net) were RMB 3.0 billion, up by RMB 2.3 billion over the first half of 2003. The increase was mainly due to the fact that in order to allocate its internal resources more efficiently, the Company adjusted the production and operation plans for certain less efficient facilities in Chemicals and Marketing and Distribution segments, and accordingly made a provision for impairment of long-lived assets of RMB 2.3 billion representing the difference between the expected recoverable value and the net book value of these assets, up by RMB 2.1 billion over that in the first half of 2003.

                  Personnel expenses

                  In the first half of 2004, the Company's personnel expenses were RMB 8.3 billion, which was flat with that in the first half of 2003.

                  Employee reduction expenses

                  The Company incurred approximately RMB 412 million of staff reduction expenses for approximately 8,000 employees who voluntarily left the Company in the first half of 2004.

                  Taxes other than income tax

                  In the first half of 2004, the Company's taxes other than income tax were RMB 7.8 billion, up by 25.6% over the first half of 2003. The increase was mainly attributable to the increase of consumption tax and surcharges as a result of the increase in sales volume of gasoline and diesel of the Company.

                  Other operating expenses, net

                  In the first half of 2004, the Company's other operating expenses (net) were RMB 3.0 billion, up by RMB 2.3 billion over the first half of 2003. The increase was mainly due to the fact that in order to allocate its internal resources more efficiently, the Company adjusted the production and operation plans for certain less efficient facilities in Chemicals and Marketing and Distribution segments, and accordingly made a provision for impairment of long-lived assets of RMB 2.3 billion representing the difference between the expected recoverable value and the net book value of these assets, up by RMB 2.1 billion over the first half of 2003.

         5.8.3    Operating profit

                  In the first half of 2004, the Company's operating profit was RMB 27.3 billion, up by 47.2% over the first half of 2003.

         5.8.4    Net finance costs

                  In the first half of 2004, the Company's net finance costs were RMB 1.8 billion, down by 13.1% compared with that in the first half of 2003.

         5.8.5    Profit from ordinary activities before taxation

                  In the first half of 2004, the Company's profit from ordinary activities before taxation was RMB 26.0 billion, up by 55.2% over the first half of 2003.

         5.8.6    Taxation

                  In the first half of 2004, the Company's income tax was RMB
                  7.7 billion, up by 46.5% over the first half of 2003.

         5.8.7    Minority interests

                  In the first half of 2004, the Company's minority interests were RMB 2.2 billion, up by 178.2% over the first half of 2003, mainly due to the significant increase in the profits from the Company's subsidiaries.

         5.8.8    Profit attributable to shareholders

                  In the first half of 2004, the Company's profit attributable to shareholders was RMB 16.2 billion, up by 50.6% over the first half of 2003.

         5.9 During this reporting period, there was no significant difference in terms of cash flow, source of funds and capital structure compared with the same period last year.

         5.10     Use of the proceeds from share issue

         5.10.1   Use of the proceeds from share issue

                  |x| applicable      |_| inapplicable

         5.10.1.1 Use of the proceeds from the issue of A share


                                                                       Unit: RMB100 millions


          Total proceeds from share issue                                            116.48
          Total amount of proceeds used in this reporting period                        1.9
          Total amount of proceeds already used                                      101.66


                                                              During the reporting period
                                                                                                    Whether the
                                                                                                        planned
                                                                                    Amount of      progress and
                                            Proposed                      Actual    generated   expected return
          Projects under commitment       investment     Any change    investment     revenue     are satisfied

          southwest refined oil
            products pipeline project        1.9            No             1.9          --            Yes

          Total                              1.9                           1.9

        * Reasons of inability to         Through optimization and adjustment for southwest refined oil
          satisfy the planned             products pipeline project, the State Council has approved the
          progress and expected return    feasibility study report on 27 May 2003. The total investment is RMB3.54 billion. The pipeline is 1,691 km long and it is expected to be completed and put into operation in 2005.

          Reasons of changes and          No
          reasons of changes
          of procedures


         5.10.1.2 Change of projects

                  |_| applicable      |x| inapplicable

         5.11     Business prospects and operating plan for the second half of
                  2004

                  |x| applicable      |_| inapplicable

                  Looking into the second half of 2004 for the international market, the global economy continues to maintain a good momentum of recovery. Asia will maintain its position as the most robust economy in the world, and its economy will keep growing at a high rate. The Company expects that global demand for crude oil will continue to grow in the second half of this year, with crude oil prices fluctuating at a relatively high level. Refining business will remain in a good shape and chemical industries will remain in a new round of upturn cycle. In the domestic market, as the Chinese government takes measures to adjust and optimise economic structure, the national economy will continue to grow rapidly driving the growth of the demand for petroleum and petrochemical products.

                  At the same time, according to the undertakings made by the Chinese government for entering the World Trade
                  Organization, the retail market of refined oil products will open to foreign players by the end of this year, and the domestic competition in the marketing of refined oil products may be more severe.

                  By following the changes in the market, the Company will take a proactive approach, in production and management and minimize operational risks. In addition, the Company will capture the opportunities in the market and invest in and expedite the construction of major projects. Additionally, the Company will deepen reform, reinforce internal management, expand resources and market, improve efficiencies through staff reduction and ensure sustainable and effective growth.

                  In Exploration and Production Segment, the Company intends to implement its resources strategy to accelerate the exploration and development, to seek for the addition of oil reserves in mature blocks in eastern China, breakthrough in new exploration blocks in western China and discoveries in marine phase blocks in southern China, as well as to speed up the construction of oil and gas production capacity through developing newly found reserve in the existing mature blocks and building auxilary facilities for production capacity in the new blocks while reinforcing the production and operation management to reduce the production costs of oil and gas. In the second half of 2004, the Company plans to produce 138.2 million barrels of crude oil and 104.9 billion cubic feet of natural gas.

                  In Refining Segment, the Company will closely monitor the changes of international oil market, continue to optimise allocation of crude oil resources, increase the processing volume of sour crude to reduce the purchasing costs of crude oil. The Company intends to fully leverage the Ningbo-Shanghai-Nanjing crude oil pipeline, optimise the allocation of crude oil to reduce transportation costs. The Company will timely adjust product mix in accordance with the market demand, reinforce operation management and ensure safe, stable, sustainable, optimal and full-load operations. In addition, the Company will proactively implement reform of marketing system of refined oil products other than gasoline, diesel and jet fuel. The Company plans to process
                  67.46 million tonnes of crude oil in the second half of this year.

                  In Marketing and Distribution Segment, the Company intends to enhance the distribution network of refined oil products by accelerating the construction of refined oil product pipeline, optimising and adjusting the layout of oil depots, as well as expanding the retail network. Following the principle of achieving regional and professional management and flattening of the management hierarchy, the Company intends to further carry out reform of its marketing system of refined oil products. The Company will further improve service quality and its corporate image. In the second half of 2004, the Company will target its total domestic sales volume of refined oil products at 45.5 million tonnes, including a retail volume of 25.37 million tonnes and a direct sales volume of 9.5 million tonnes.

                  In Chemicals Segment, the Company will focus on the full load operation of major chemical facilities and revamping of some facilities as well as optimisation of feedstock and resources allocation to reduce the material and energy consumption and increase product yield. The Company will rationalise its product mix and increase the output of high value-added products. The Company will continue to carry out the reform of marketing system of chemical products. The Company plans to produce 1.7 million tonnes of ethylene in the second half of this year.

                  In respect of capital expenditure, the original planned capital expenditure for 2004 was RMB 50.2 billion. According to the current market supply-demand situation and the projected market analysis in the future, the Company decided to seize the opportunities, increase investment and accelerate the construction progress of key projects. The Company intends to increase the capital expenditure by RMB
                  6.12 billion to RMB 56.32 billion. The breakdown of increases by segments is as follows: the expenditure for Exploration and Production Segment is RMB 1.24 billion, Refining Segment RMB 1.68 billion, Chemicals Segment RMB
                  1.15 billion, Marketing and Distribution Segment RMB 1.95 billion. The expenditure will be mainly used for the construction of natural gas and crude oil pipelines and the speeding up of the refining renovation in Guangzhou Petrochemical, Yanshan Petrochemical, Shanghai Petrochemical, chemical renovation of PTA in Yangzi Petrochemical, polyester project in Yizheng Chemical Fiber, and the construction and acquisition of petrol stations, etc.

                  In the second half of 2004, by following the operating guidelines featuring "reform, rationalisation, innovation and development", the Company will actively adopt flexible operating tactics, realise the production and operation objectives for 2004, and continue to maintain sound operation results.

         5.12 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

                  |_| applicable      |x| inapplicable

         5.13 Explanation of the management about the auditors' "non-standard opinion" for the reporting period

                  |_| applicable      |x| inapplicable

         5.14 Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors' "non-standard opinion" in the last financial year

                  |_| applicable      |x| inapplicable


Section 6   Significant events

         6.1      Acquisition, sale of assets and assets reorganisation

         6.1.1    Acquisition and purchase of assets

                  |x| applicable      |_| inapplicable

                  Acquisition of shares of Jinzhi Company


                                                                            Net profits
                                                                            contributed
          The other                                                         to the Company         Whether it
          party to the                                                     during the period       constituted to
          transaction                                                      from the purchase       connected transaction
          and its assets               Date of          Transaction        day to the end of       (if yes, explain
          acquired or invested         purchase            price           the reporting day       the pricing principle)


          100% of the shares of        30 June 2004      RMB 230 million          Nil              Yes.
          Tianjian Lubricant &                                                                     Principle of Pricing:
          Grease Company Limited                                                                   The consideration of
          held by Sinopec Group                                                                    the acquisition was
          Company                                                                                  determined bynegotiations
                                                                                                   between the two parties
                                                                                                   according to the valuation
                                                                                                   of the Target Shares,
                                                                                                   the market conditions,
                                                                                                   profitability and
                                                                                                   development potential,
                                                                                                   and the valuation methods
                                                                                                   commonly used internationally.


                  At the seventh meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 26 March 2004, the Board reviewed and approved to acquire 100% of the shares of Yanhua Group Tianjin Lubricant & Grease Company Limited (Jinzhi Company) (which was owned by Sinpec Group Beijing Yanshan Petrochemical Company Limited which is, in turn, a wholly-owned subsidiary of China Petrochemical Corp.) at a consideration for RMB 230 million in cash. The two parties signed the acquisition agreement. For details, please refer to Sinopec Corp.'s relevant announcement published in China Securities, Shanghai Securities and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 29 March 2004. The acquisition was completed on 30 June 2004.

         6.1.2    Acquisition and purchase of assets

                  |_| applicable      |x| inapplicable

         6.1.3 Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

                  |_| applicable      |x| inapplicable

         6.2      Guarartees

                  |x| applicable      |_| inapplicable


                                     Date of
                                  occurrence                                                                            Whether
                                    (date of                                                                  Whether    for a
                                execution of                                                                 completed  connected
          Obligors                agreement)      Amount                          Type            Term        or not     party
                                               RMB millions


          Shanghai Secco
            Petrochemical Co., Ltd.     9.2.2002     2,930      Joint and several liability  9.2.2002-20.12.2021    No    Yes

          Shanghai Secco Petro-
            chemical Co., Ltd.          9.2.2002     4,062      Joint and several liability  9.2.2002-20.12.2013    No    Yes

          BASF-YPC Co., Ltd.            7.3.2003     4,680      Joint and several liability  7.3.2003-31.12.2008    No    Yes

          Yueyang Sinopec Shell Coal  10.12.2003       377      Joint and several liability 10.12.2003-10.12.2017   No    Yes

          Gasification Co., Ltd.

          Others                             N/A       315      Joint and several liability                N/A      No    Yes

          Total amount of guarantee provided during the reporting period                                               Nil

          Total amount of guarantee outstanding*                                                               RMB 12,191 million

          Of which: total outstanding amount of guarantee provided to connected parties                        RMB 12,191 million

          Total amount of guarantee provided by Sinopec Corp. for its controlling subsidiaries                 RMB 173 million

          Total amount of guarantee provided by Sinopec Corp. not in compliance with the
          requirements of (Zheng Jian Fa [2003] No.56)**                                                       RMB 184 million

          Total amount of guarantee as a percentage of the Company's net assets                                        7.18%

          *    Pursuant to "Notice on the Preparation of Interim Report of
               2004 of the Listed Company" issued by Shanghai Stock Exchange,
               "the total amount of guarantee outstanding" and "the total outstanding amount of guarantee provided to connected parties" do not include the guarantee provided by Sinopec Corp. to its controlling subsidiaries.

          ** These guarantees were granted to subsidiaries and associates of Sinopec Corp. and were formally approved by the Board of Directors according to relative procedures. Pursuant to "Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of List Company" (Zheng Jian Fa [2003] No.56) promulgated by the China Securities Regulatory Commission (CSRC) and the
               State-owned Assets Supervision and Administration Commission of the State Council (SASAC) published on 28 March 2003, as the total liabilities to total assets ratios of this subsidiary and associate were over 70%, the provision of these guarantees is subject to restrictions.


         6.3      Provision of fund to and fund provided by connected party

                  |x| applicable      |_| inapplicable


                                                                                    Unit: RMB millions

                                                                                          Funds provided by
          Connected party                                   Provision of funds to         connected party to
                                                               connected party               the Company
                                                        Net occurrence      Balance    Net occurrence   Balance


          Sinopec Group Company and
            other principal connected parties                (2,063)        7,162         (3,723)       10,792

          Total                                              (2,063)        7,162         (3,723)       10,792


                  Of which: during the reporting period, the net occurrence of the fund provided by the Company for Sinopec Group Company amounted to a negative amount of RMB 2.026 billion, and the balance was RMB 6.868 billion.

         6.4      Material litigation and arbitration

                  |_| applicable    |x| inapplicable

         6.5 Explanations of other significant events, their impact and proposed solutions

                  |x| applicable    |_| inapplicable

         6.5.1 Transfer of State-owned Legal Person Shares in China Phoenix Held by Sinopec Corp.

                  At the ninth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 6 July 2004, the Board reviewed and approved to transfer 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) to Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group") . The total consideration payable was RMB 620,954,100. The Board also approved the Share Transfer Agreement and its related documents to be entered into between Sinopec Corp., Qingjiang Investment and Guodian Group. On 6 July 2004, Sinopec Corp. signed the Share Transfer Agreement with Qiangjiang Investment and Guodian Group. Meanwhile, the Board reviewed and approved the proposed acquisition by Sinopec Corp. from Qingjiang Investment and Guodian Group of petrochemical assets (including production facilities, inventories and corresponding accounts receivables) which they had obtained by way of assets swap from China Phoenix (the Petrochemical Assets). The total consideration payable in respect of the acquisition was RMB 548,040,500 in cash. The Board of Directors authorized the Chairman, Mr. Chen Tonghai, to sign the Asset Acquisition Agreement and related documents on behalf of Sinopec Corp. after SASAC approved the share transfer and CSRC approved the Petrochemical Assets swap. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 6 July 2004.

         6.5.2 The Payment of Interest, Redemption and Delist of Mao Lian Convertible Bonds for 2004

                  Approved by CSRC (refer to Zheng Jian Fa [1999] No.90), Sinopec Mao Ming Refining and Chemical Company Limited (Maoming Oil Refinery) issued RMB 1.5 billion convertible bonds ("Mao Lian Convertible Bonds") with 5-year term through Shenzhen Stock Exchange on 28 July 1999 and listed on Shenzhen Stock Exchange on 17 August 1999. In accordance with Provisional Rules on the Management of Convertible Corporate Bonds, Convertible Corporate Bonds Prospectus prepared by Maoming Oil Refinery, the resolution of its Board of Directors on 7 July 2003 and the resolution of its General Meeting of Shareholders on 23 March 2004, trading of Mao Lian Convertible Bonds had been terminated on 28 July 2004, and on the same day they were delisted. For those convertible bonds which were not yet sold to Maoming Oil Refinery, they were redeemed with the redemption price of RMB 118.5/piece (tax exempted).

         6.5.3    Qingdao Refining Project

                  On 22 July 2004, the Report of Feasibility study on Qingdao Refining Project was approved by National Development and Reform Commission ("NDRC"). The capacity of the refinery is expected to be 10 million tonnes per year. Total investment of the project is estimated to be RMB 9.7 million. Construction of the project is expected to be completed at the beginning of 2007.

         6.5.4    The Establishment of Sinopec-Shell (Jiang Su) Petroleum
                  Sales Ltd.

                  On 13 July 2004, Ministry of Commerce approved the establishment of Sinpec-Shell (Jiangsu) Petroleum Sales Co. Ltd. jointly invested by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. and granted the joint venture contract and the Articles of Association signed by each party on 11 May 2004. The total investment amounts to RMB 1.55154 billion and the registered capital amounts to RMB 0.83 billion. The investment proportion is 60%, 30% and 10% by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. respectively.

         6.5.5    Issuance of Corporate Bonds

                  At Sinopec Corp.'s second Extraordinary General Meeting of Shareholders for Year 2003 held on 15 Oct. 2003, the shareholders considered and approved "the Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB 3.5 billion". On 16 January 2004, Sinopec Corp. obtained the approval from the NDRC to issue 10-year term domestic corporate bonds of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s Second Session of the Board of Directors and the NDRC determined the coupon rate of the corporate bonds to be 4.61%. As of the date of 8 March 2004, the corporate bonds of Sinopec Corp. have been issued mainland successfully. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 25 August 2003, 16 October 2003, 30 January 2004, 9 February 2004, and 24 February 2004.

         6.6      Dividend Distribution for the year ended 31 December 2003

                  As approved at the Annual General Meeting for the Year 2003 of Sinopec Corp., a final cash dividend of RMB 0.06 (inclusive of tax) per share for the year ended 31 December 2003 was distributed, with a total amount of RMB 5.202 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 4 June 2004 had already received the final dividend on 28 June 2004.

                  For the year of 2003, the annual cash dividend of RMB 0.09 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 7.803 billion

         6.7 Interim Dividend Distribution Plan for the six-month period ended 30 June 2004

                  According to the provision of the Articles of Association of Sinopec Corp., the Board approved the Interim Dividend Distribution Plan for the period ended 30 June 2004 at the tenth meeting of the Second Session of the Board of Directors. An interim cash dividend of RMB 0.04 (inclusive of tax) per share is to be distributed, based on the total number of shares of 86,702.439 million as at 30 June 2004, which amounts to a total cash dividend of approximately RMB
                  3.468 billion.

                  The interim dividend will be distributed on or before 30 September 2004 (Thursday) to the shareholders whose names appear on the register of members of Sinopec Corp. on Monday, 20 September 2004.

Section 7   Financial Statements

         7.1      Auditors' opinion


          Financial statements          |_| Unaudited                        |x| Audited


          Auditors' opinion             |x| Standard unqualified opinion     |_| Not Standard opinion


         7.2 The Group's and the Company's financial statements with comparatives

         7.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

                  The Group's and the Company's balance sheets


                                                       At 30 June 2004           At 31 December 2003
                                                   The Group   The Company     The Group   The Company
                                                RMB millions   RMB millions    RMB millions  RMB millions

          Current assets


            Cash at bank and in hand                  17,028         7,328         17,405         6,581

            Bills receivable                           8,009         2,070          5,953         1,282

            Trade accounts receivable                 13,621         9,678          9,284         7,080

            Other receivables                         12,166        19,418         15,457        24,861

            Advance payments                           7,248         5,486          3,904         2,990

            Inventories                               58,990        31,864         44,915        22,793

            Total current assets                     117,062        75,844         96,918        65,587

          Long-term equity investments
          (Including the Group's and the
          Company's equity investment
          differences of RMB 425 million
          and RMB 415 million respectively
          (2003: RMB 400 million and 395
          million))                                   12,106       106,673         11,150        98,334

          Fixed assets
            Fixed assets, at cost                    466,212       226,100        461,128       223,015

            Less: Accumulated depreciation           222,732        95,673        213,804        94,138

                                                     243,480       130,427        247,324       128,877

          Less: Provision for impairment losses
                  on fixed assets                      4,094         2,505          1,331           764

          Net book value of fixed assets             239,386       127,922        245,993       128,113

          Construction materials                       1,659           603          1,226           263

          Construction in progress                    44,498        27,124         28,513        19,858

          Total fixed assets                         285,543       155,649        275,732       148,234

          Intangible assets and other assets
            Intangible assets                          4,526         3,701          4,564         3,712

            Long-term deferred expenses                  573           154             97            --

            Total intangible assets and other assets   5,099         3,855          4,661         3,712

          Deferred taxation:
            Deferred tax assets                        3,115         2,391          1,752         1,510

          Total assets                               422,925       344,412        390,213       317,377
          Current liabilities:
            Short-term loans                          26,445        14,277         20,904         9,787

            Bills payable                             28,531        21,630         23,958        18,006

            Trade accounts payable                    26,277        21,656         22,704        18,117

            Receipts in advance                        5,610         4,275          5,908         4,077

            Wages payable                              2,463           920          1,850           643

            Staff welfare payable                      1,093           442          1,230           583

            Taxes payable                              6,025         1,482          6,986         2,975

            Other payables                             1,490           470          1,237           380

            Other creditors                           25,334        24,080         27,537        26,102

            Accrued expenses                           2,151           850            303           133

            Current portion of long-term liabilities  10,895         6,268          8,175         4,428

            Total current liabilities                136,314        96,350        120,792        85,231

          Long-term liabilities

            Long-term loans                           82,038        71,300         79,221        68,723

            Bonds payable                              3,500         3,500             --            --

            Other long-term payables                     649           220            888           461

          Total long-term liabilities                 86,187        75,020         80,109        69,184

          Deferred taxation:

            Deferred tax liabilities                     238            16            289            16

          Total liabilities                          222,739       171,386        201,190       154,431

          Minority interests                          27,910            --         26,077            --

          Shareholders' funds

            Share capital                             86,702        86,702         86,702        86,702

            Capital reserve                           36,852        36,852         36,852        36,852

            Surplus reserves (Including statutory
              public welfare fund of RMB 7,834
              million (2003: RMB 6,330 million))      22,668        22,668         19,660        19,660

            Unrecognised investment losses              (750)           --           (243)           --

            Undistributed profits (Including
              dividend declared after the
              balance sheet date of
              RMB 3,468 million
              (2003: RMB 2,601 million))              26,804        26,804         19,975        19,732

          Total shareholders' funds                  172,276       173,026        162,946       162,946

          Total liabilities and shareholders'
             funds                                   422,925       344,412        390,213       317,377



                  The Group's and the Company's income statements and profit appropriation statements


                                                            Six-month periods           Six-month periods
                                                           ended 30 June 2004           ended 30 June 2003
                                                         The Group   The Company      The Group   The Company
                                                       RMB millions  RMB millions   RMB millions  RMB millions


          Income from principal operations                  265,709       183,836        194,842       132,267
          Less: Cost of sales                               206,098       154,678        152,303       111,788
                Sales taxes and surcharges                    7,776         4,661          6,141         3,855

          Profit from principal operations                   51,835        24,497         36,398        16,624
          Add:  Profit from other operations                    616            29            583            77
          Less: Selling expenses                              8,664         5,590          6,692         4,448
                Administrative expenses                      10,865         7,204          9,646         6,173
                Financial expenses                            2,094         1,287          2,234         1,200
                Exploration expenses,
                  including dry holes                         2,475         1,831          2,784         1,966

          Operating profit                                   28,353         8,614         15,625         2,914
          Add:  Investment income                               516        16,640            341        11,949
                Non-operating income                            181           112             88            29
          Less: Non-operating expenses                        4,952         3,552            768           568

          Profit before taxation                             24,098        21,814         15,286        14,324
          Less: Taxation                                      7,154         6,532          4,762         4,559
                Minority interests                            2,412            --            759            --
          Add:  Unrecognised investment losses                  507            --             --            --

          Net profit                                         15,039        15,282          9,765         9,765
          Add:  Undistributed profits at the
                  beginning of the period                    19,975        19,732         12,569        12,569

          Distributable profits                              35,014        35,014         22,334        22,334
          Less: Transfer to statutory surplus reserve         1,504         1,504            977           977
                Transfer to statutory public welfare fund     1,504         1,504            977           977

          Distributable profits to shareholders              32,006        32,006         20,380        20,380
          Less: Distribution of ordinary shares'
                  dividends                                   5,202         5,202          5,202         5,202

          Undistributed profits (Including dividend
            declared after the balance
            sheet date of RMB 3,468 million
            (2003: RMB 2,601 million))                       26,804        26,804         15,178        15,178


         7.2.2    Financial statements prepared in accordance with IFRS

          Consolidated income statement


                                                                                      Six-month periods
                                                                                        ended 30 June
                                                                                        2004              2003
                                                                                RMB millions      RMB millions

          Turnover and other operating revenues


            Turnover                                                                 265,709           197,614

            Other operating revenues                                                   9,733             7,721

                                                                                     275,442           205,335
          Operating expenses
            Purchased crude oil, products and
              operating supplies and expenses                                       (197,123)         (144,365)

            Selling, general and administrative expenses                             (14,212)          (11,428)

            Depreciation, depletion and amortisation                                 (14,773)          (12,947)

            Exploration expenses, including dry holes                                 (2,475)           (2,784)

            Personnel expenses                                                        (8,346)           (8,338)

            Employee reduction expenses                                                 (412)               --

            Taxes other than income tax                                               (7,776)           (6,190)

            Other operating expenses, net                                             (2,986)             (714)

          Total operating expenses                                                  (248,103)         (186,766)

          Operating profit                                                            27,339            18,569

          Finance costs

            Interest expense                                                          (1,986)           (2,194)

            Interest income                                                              169               145

            Foreign exchange losses                                                      (29)              (39)

            Foreign exchange gains                                                        43                14

          Net finance costs                                                           (1,803)           (2,074)

          Investment income/(losses)                                                      30                (2)

          Share of profits less losses from associates                                   451               272

          Profit from ordinary activities before taxation                             26,017            16,765

          Taxation                                                                    (7,713)           (5,264)

          Profit from ordinary activities after taxation                              18,304            11,501

          Minority interests                                                          (2,153)             (774)

          Profit attributable to shareholders                                         16,151            10,727

          Basic earnings per share                                                      0.19              0.12

          Dividends attributable for the period:
          Interim dividend declared after the balance sheet date                       3,468             2,601

          Consolidated balance sheet
                                                                                At 30 June      At 31 December
                                                                                      2004                2003
                                                                              RMB millions        RMB millions

          Non-current assets

            Property, plant and equipment                                          251,704             256,748

            Construction in progress                                                44,659              28,973

            Investments                                                              2,711               2,582

            Interests in associates                                                  8,849               8,081

            Deferred tax assets                                                      3,506               2,144

            Lease prepayments                                                          794                 810

            Other assets                                                             2,612               2,152

          Total non-current assets                                                 314,835             301,490

          Current assets

            Cash and cash equivalents                                               14,273              15,221

            Time deposits with financial institutions                                2,755               2,184

            Trade accounts receivable                                               13,621               9,284

            Bills receivable                                                         8,009               5,953

            Inventories                                                             60,631              46,112

            Prepaid expenses and other current assets                               20,813              20,574

          Total current assets                                                     120,102              99,328

          Current liabilities

            Short-term debts                                                        31,187              25,158

            Loans from Sinopec Group Company and fellow subsidiaries                 6,153               3,921

            Trade accounts payable                                                  26,277              22,704

            Bills payable                                                           28,531              23,958

            Accrued expenses and other payables                                     41,419              42,187

            Income tax payable                                                       4,146               4,077

          Total current liabilities                                                137,713             122,005

          Net current liabilities                                                  (17,611)            (22,677)

          Total assets less current liabilities                                    297,224             278,813

          Non-current liabilities

            Long-term debts                                                         49,078              41,450

            Loans from Sinopec Group Company and fellow subsidiaries                36,460              37,771

            Deferred tax liabilities                                                 5,106               4,599

            Other liabilities                                                          731               1,228

          Total non-current liabilities                                             91,375              85,048

          Minority interests                                                        27,440              25,866

          Net assets                                                               178,409             167,899

          Shareholders' funds

            Share capital                                                           86,702              86,702

            Reserves                                                                91,707              81,197

          Total shareholder's funds                                                178,409             167,899


         7.3      Notes to the financial statements

         7.3.1    Segmental reporting prepared in accordance with IFRS

                  Information on the Group's business segments is as follows:


                                                                                       Six-month periods
                                                                                          ended 30 June
                                                                                        2004              2003
                                                                                RMB millions     RMB millions


          Turnover

          Exploration and production

            External sales                                                             7,376             7,083

            Inter-segment sales                                                       26,316            24,980

                                                                                      33,692            32,063
          Refining

            External sales                                                            31,986            26,287

            Inter-segment sales                                                      126,904           102,765

                                                                                     158,890           129,052

          Marketing and distribution

            External sales                                                           156,539           110,231

            Inter-segment sales                                                        1,334             1,630

                                                                                     157,873           111,861

          Chemicals

            External sales                                                            50,946            38,133

            Inter-segment sales                                                        4,794             3,923

                                                                                      55,740            42,056
          Corporate and others

            External sales                                                            18,862            15,880

            Inter-segment sales                                                       16,246            13,419

                                                                                      35,108            29,299

          Elimination of inter-segment sales                                        (175,594)         (146,717)

          Turnover                                                                   265,709           197,614

          Other operating revenues

          Exploration and production                                                   3,544             2,952

          Refining                                                                     2,367             2,033

          Marketing and distribution                                                     362               202

          Chemicals                                                                    2,645             2,013

          Corporate and others                                                           815               521

          Other operating revenues                                                     9,733             7,721

          Turnover and other operating revenues                                      275,442           205,335


                                                                                        Six-month periods
                                                                                          ended 30 June
                                                                                        2004              2003
                                                                                RMB millions     RMB millions
          Result

          Operating profit

          By segment

            - Exploration and production                                              10,520            10,298

            - Refining                                                                 4,251             2,644

            - Marketing and distribution                                               8,569             5,461

            - Chemicals                                                                4,924               858

            - Corporate and others                                                      (925)             (692)

          Total operating profit                                                      27,339            18,569

          Share of profits less losses from associates

            - Exploration and production                                                 223               181

            - Refining                                                                    29                 4

            - Marketing and distribution                                                 177                40

            - Chemicals                                                                  (37)              (26)

            - Corporate and others                                                        59                73

          Aggregate share of profits less losses from associates                         451               272

          Finance costs

            Interest expense                                                          (1,986)           (2,194)

            Interest income                                                              169               145

            Foreign exchange losses                                                      (29)              (39)

            Foreign exchange gains                                                        43                14

          Net finance costs                                                           (1,803)           (2,074)

          Investment income/(losses)                                                      30                (2)

          Profit from ordinary activities before taxation                             26,017            16,765

          Taxation                                                                    (7,713)           (5,264)

          Profit from ordinary activities after taxation                              18,304            11,501

          Minority interests                                                          (2,153)             (774)

          Profit attributable to shareholders                                         16,151            10,727



         7.3.2    Taxation

                  The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

         7.3.3    Cost of inventories

                  The cost of inventories recognised as an expense in the consolidated income statement prepared in accordance with IFRS amounted to RMB 211,548 million for the six-month period ended 30 June 2004 (2003: RMB 157,853 million).

         7.3.4 During the reporting period, there are no changes in the scope of consolidation of the financial statements prepared under the PRC Accounting Rules and Regulations and IFRS.

Section 8   Repurchase, Sales and Redemption of shares

            During this reporting period, the Company did not repurchase, sell or redeem any securities of Sinopec Corp.

Section 9   Compliance with the Code of Best Practice

            The Board of Directors of Sinopec Corp. is not aware of any information which reasonably indicates that Sinopec Corp. fails/has failed to, currently or at any time within the six-month period ended 30 June 2004, comply with those requirements as set out under the Code of Best Practice in Appendix 14 to the Listing Rules stipulated by Hong Kong Stock Exchange.

Section 10  Application of the Model Code

            In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by Hong Kong Stock Exchange.

Section 11 A detailed results announcement containing all the information required by paragraphs 46(1) to (6) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The chinese version shall prevail.

                                                     By Order of the Board

                                                         Chen Tonghai

                                                           Chairman

Beijing, the PRC, 27 August 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.